SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RealNetworks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

75605L 70 8

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Michael Parham

Senior Vice President, General Counsel and Corporate Secretary

RealNetworks, Inc.

1501 First Avenue South, Suite 600

Seattle, Washington

(206) 674-2700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104-7036

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,334,886	$386.52

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,359,828 shares of common stock of RealNetworks, Inc. having an aggregate value of approximately $3,334,886 as of November 2, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet	1
Item 2. Subject Company Information	1
Item 3. Identity and Background of Filing Person	2
Item 4. Terms of the Transaction	2
Item 5. Past Contacts, Transactions, Negotiations and Arrangements	2
Item 6. Purposes of the Transaction and Plans or Proposals	2
Item 7. Source and Amount of Funds or Other Consideration	3
Item 8. Interest in Securities of the Subject Company	3
Item 9. Person/Assets, Retained, Employed, Compensated or Used	3
Item 10. Financial Statements	3
Item 11. Additional Information	3
Item 12. Exhibits	4
Item 13. Information Required by Schedule 13E-3	4
SIGNATURE	5
Exhibit (a)(1)(A)
Exhibit (a)(1)(B)
Exhibit (a)(1)(C)
Exhibit (a)(1)(D)
Exhibit (a)(1)(E)
Exhibit (a)(1)(F)
Exhibit (a)(1)(G)
Exhibit (a)(1)(H)
Exhibit (a)(1)(I)
Exhibit (d)(7)
Exhibit (d)(8)
Exhibit (d)(9)

This Tender Offer Statement on Schedule TO relates to an offer by RealNetworks, Inc., a Washington corporation (“RealNetworks” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 3.4 million shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than $4.33 (the “Eligible Options”).

These Eligible Options may be exchanged for new awards (“New Awards”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Awards dated November 3, 2016 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Email to All Eligible Employees from Michael Parham, dated November 3, 2016, attached hereto as Exhibit (a)(1)(B), and (iii) the Form of Election Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials also were provided to eligible employees: (I) the Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer, attached hereto as Exhibit (a)(1)(D), (II) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E), (III) Form of Notice Email Announcing Final Offer Terms, attached hereto as Exhibit (a)(1)(F), (IV) the Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Options for New Awards, attached hereto as Exhibit (a)(1)(G), (V) the Screen Shots of Offer Website, attached hereto as Exhibit (a)(1)(H), and (VI) Employee Presentation Materials, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to each employee of the Company or its subsidiaries with a principal work location in an Eligible Country (as defined in the Offer to Exchange) as of the start of the offer and who remains an employee of the Company or any of its subsidiaries through the date exchanged Eligible Options are cancelled and the date the New Awards are granted. Notwithstanding the foregoing, the Company’s chief executive officer and members of the Company’s board of directors are not eligible employees and may not participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

RealNetworks is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 1501 First Avenue South, Suite 600, Seattle, WA 98134, and the telephone number at that address is (206) 674-2700. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning RealNetworks” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of New Awards; Expiration Date,” “Acceptance of options for exchange and issuance of New Awards” and “Source and amount of consideration; terms of New Awards” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of New Awards; Expiration Date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of New Awards,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of New Awards,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Material income tax consequences and certain other considerations for Eligible Participants who reside outside the U.S.,” “Extension of offer; termination; amendment” and Schedules C through O attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 1996 Stock Option Plan, Amendment No. 1 to the 1996 Stock Option Plan, 2000 Stock Option Plan, Amendment No. 1 to the 2000 Stock Option Plan, and 2005 Stock Incentive Plan attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (d)(7), respectively, and related agreements attached hereto as Exhibits (d)(5), (d)(6), (d)(8) and (d)(9) are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet” and the section under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of New Awards” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

The information set forth in the section of the Offer to exchange under the caption “The Offer” titled “Source and amount of consideration; terms of New Awards” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of New Awards” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “Financial statements” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated November 3, 2016.

(a)(1)(B)	Email to All Eligible Employees from Michael Parham, dated November 3, 2016.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)	Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Options for New Awards.

(a)(1)(H)	Screen Shots of Offer Website.

(a)(1)(I)	Employee Presentation Materials.

(b)	Not applicable.

(d)(1)	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)	Amendment No. 1 to the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.3 to RealNetworks’ Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009).

(d)(3)	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(4)	Amendment No. 1 to the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009).

(d)(5)	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(6)	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(7)	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated and as approved by the shareholders of the Company on September 19, 2016.

(d)(8)	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(9)	Form of Stock Appreciation Rights (Cash-Settled) Terms and Conditions for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

REALNETWORKS, INC.
/s/ Michael Parham
Michael Parham
Senior Vice President, General Counsel and Corporate Secretary

Date: November 3, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated November 3, 2016.

(a)(1)(B)	Email to All Eligible Employees from Michael Parham, dated November 3, 2016.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)	Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Options for New Awards.

(a)(1)(H)	Screen Shots of Offer Website.

(a)(1)(I)	Employee Presentation Materials.

(b)	Not applicable.

(d)(1)	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(2)	Amendment No. 1 to the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.3 to RealNetworks’ Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009).

(d)(3)	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001).

(d)(4)	Amendment No. 1 to the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks’ Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009).

(d)(5)	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(6)	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002).

(d)(7)	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated and as approved by the shareholders of the Company on September 19, 2016.

(d)(8)	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan.

(d)(9)	Form of Stock Appreciation Rights (Cash-Settled) Terms and Conditions for use under RealNetworks, Inc. 2005 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.